TENKE
MINING CORP.

Tenke Mining Corp.
1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Tel: (604) 689-7842 Fax: (604) 689-4250 www.tenke.com

02042611

June 24, 2002

FILE NO. 82-2948

SEC MAIL PROCESSING RECEIVED JUL 15 2002 WASH, D.C. 154 SECTION

SUPPL

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.
20549

Attention: Office of International Finance

Dear Sirs:

Re: Tenke Mining Corp.

Enclosed please find a commercial copy of the Company's First Quarter Report for the three-month period ended March 31, 2002 filed in maintenance of the Company's Rule 12g3-2(b) registration.

I confirm that a copy of the said Report was dispatched to shareholders of the Company on May 30, 2002.

I trust you will find the enclosed in order.

TENKE MINING CORP.

for Sandra M. Kansky
Corporate Secretary

Encs.

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

dlw 7/16

FIRST QUARTER REPORT

March 31, 2002

TENKE
MINING CORP.

TENKE MINING CORP.
FIRST QUARTER REPORT
For the Period Ended March 31, 2002

The Board of Directors is pleased to present the following report to shareholders on the activities of the Company during the first quarter period ended March 31, 2002.

Tenke Fungurume Copper/Cobalt Project – DRC

Tenke holds a 55% interest in the Tenke Fungurume copper/cobalt deposits located in Katanga Province, the southernmost province of the Democratic Republic of Congo. Tenke and option-holders BHP Billiton and Phelps Dodge are currently in discussions with the DRC government and Gecamines, the state mining company, on the development plans for these rich, world-class deposits. Tenke representatives recently returned from positive discussions in Kinshasa with the DRC Government, World Bank and other international mining investors. Additional discussions with DRC officials on the advancement of the Tenke Fungurume project are planned over the next few months. BHP Billiton holds an option to acquire a controlling interest in Tenke Fungurume and to function as the primary operator of the project. Phelps Dodge has an option to acquire 50% of BHP Billiton's position in the project. Upon exercise of the BHP Billiton option, Tenke will retain a 10% share ownership interest and a significant free carry on capital expenditures required for commercial operations.

Recently, over 300 delegates representing the government of the Democratic Republic of Congo, opposition parties and rebel groups met for a series of discussions and negotiations ultimately aimed at bringing lasting peace to the region. These discussions were known as the Inter-Congolese Dialogue and were held in Sun City, South Africa. The talks, sponsored by South Africa and the European Union, and supported by the Canadian and U.S. governments, were a direct result of the Lusaka Cease Fire Accord signed into effect on August 31, 1999. Vital issues that were negotiated included political, economic and military structures under a transitional government ahead of the planned democratic elections.

Political conditions are gradually evolving in the DRC guided by conditions set out in the Lusaka Accord. Furthermore, the DRC is working with the World Bank in setting out a new mining code along international standards. The Tenke Fungurume project remains in *force majeure*, however, the Company is optimistic that continued progress from such events as the Inter-Congolese Dialogue, leading to a sustainable peace and government stability, will enable the project to move forward.

Vicuna Project and New Exploration in Argentina

The Vicuna project encompasses a large land position in the Andes, due east of Copiapo, Chile. The project is located in a prolific copper/gold belt system straddling the Argentina/Chile border which hosts, among others, the multi-million ounce Pascua/Veladero gold deposit (26 million ounces), considered the largest undeveloped gold deposit in the world today. During 2000/2001 a total of 3,986 metres of drilling were completed in 24 holes resulting in a copper discovery at the Filo del Sol target. The Company is seeking a partner for the project and is currently in discussions with several senior companies. The scope of further exploration on the project will be dependent upon establishment of appropriate arrangements with a new partner.

In addition to Vicuna, the Company is looking to expand its activities in Argentina and explore further the mining opportunities available in the country. The Company has recently signed a Letter of Intent with TNR Resources Ltd. to acquire a 75% interest in the Batidero Gold Project. The project covers an area of 4,900 hectares and is located in northern San Juan province east of the Vicuna project in Argentina. The Batidero Project is highly prospective hosting a similar geologic sequence and environment as Veladero and other major deposits in the Andean Cordillera.

Features of the Batidero property include:

- Series of high and low sulphidation targets with strong silicification and brecciation with correlative gold anomalies.
- Favourable host rock sequences.
- Silicified vein swarms with gold-silver mineralization.
- Breccia lenticular systems (low to high sulfidation), with associated gold-silver anomalies.
- Intrusives and alteration are focused along regional linears.
- Potential exists for a bulk, disseminated, and vein swarms mineralized systems.

A work program planned for late this year will include: detailed mapping, talus, rock chip and stream sediment sampling and a CSAMT (or IP-Res) geophysical survey. A drill program will then be designed to test identified targets.

The Company is assembling a comprehensive portfolio of gold and copper exploration properties in Argentina. The Company intends to build a large land package covering key prospective areas in the country.

Corporate

Tenke recently completed a private placement of 3.8 million shares in the capital stock of the Company raising gross proceeds of Cdn $1,520,000 for general working capital purposes.

On Behalf of the Board

"Adolf H. Lundin"

Adolf H. Lundin
President

May 28, 2002

TENKE MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND OPERATING RESULTS
(Amounts in U.S. Dollars unless otherwise indicated)
MARCH 31, 2002

The following discussion and analysis of the financial condition and results of operations for Tenke Mining Corp. should be read in conjunction with the consolidated financial statements for the three months ended March 31, 2002.

General

Tenke Mining Corp. (the "Company"), together with its subsidiaries, is a mineral resource corporation engaged in exploring, acquiring and developing precious and base metal properties. The Company holds a 55% interest in the Tenke Fungurume copper/cobalt deposits (the "Tenke Fungurume Project") located in the Democratic Republic of Congo ("DRC"). In addition, the Company also has options to acquire a 100% interest in the Vicuña property located in Argentina and Chile. The Company is currently in dialogue with several major companies for potential partnership of the Vicuña project. The scope of further exploration on the Vicuña project will be dependent upon establishment of appropriate arrangements with a new partner.

Results of Operations

The Company's net loss for the three months ended March 31, 2002 was $168,000 as compared to a net loss of $137,000 for the three months ended March 31, 2001, an increase of $32,000. This increase in loss is primarily due to an increase in general and administrative expenses as noted below. In addition, included in the 2002 loss is $12,000 incurred with respect to the Vicuna Project. At December 31, 2001, the Company had written down its investment in the Vicuna Project.

General and administrative expenses for the three months ended March 31, 2002 and 2001 were $157,000 and $141,000, respectively, representing an increase of $16,000. In particular, professional fees increased by $12,000 to $41,000 from $29,000 due primarily to increase expenses associated with the liquidation of the Company's foreign branches/subsidiaries. Wages and benefits also increase by $12,000 to $14,000 from $2,000 in 2001 due to an increase in level of activities at the corporate level.

The losses are a reflection of the Company's status as a non-revenue producing mineral company. As the Company has no source of income, losses are expected to continue.

Liquidity and Capital Resources

At March 31, 2002 the Company had a working capital position of $92,000. Subsequent to March 31, 2002, the Company completed a private placement of 3,800,000 common shares at CDN $0.40 per share for gross proceeds of CDN $1,520,000.

As mentioned below, the agreement with BHP Billiton World Exploration Inc. ("BHP") currently provides for the funding on the Tenke Fungurume project. As and when necessary the Company intends to continue to raise funds through possible equity financing, seek joint venture partners and/or project debt financing, to meet on-going needs for existing projects and to acquire and develop new projects as determined by the Board.

Mineral Properties

Tenke Fungurume Project

During the three months ended March 31, 2002 the Company received $548,000 from BHP pursuant to terms of an option agreement signed in December 1998 with BHP. BHP will, as long as the agreement remains in force, fund certain on-going project expenditures in accordance with the terms agreed. In 2002, these project expenditures included expenses relating to meetings with BHP and Gécamines to advance negotiations on alternative scenarios to allow the project to proceed and for holding costs and maintenance of the existing infrastructure at the Tenke Fungurume Project site. The agreement with BHP provides for project funding only and does not fund the Company's own corporate costs. The option, if exercised, would allow BHP to acquire at least a 45% ownership interest in the Tenke Fungurume Project, leaving the Company with a 10% share ownership interest.

On February 23, 1999, the Company advised Gécamines, and the Government of DRC, that the continuing military turmoil and political events in the DRC, which commenced in August 1998, materially affected the Company's ability to carry out development of the Tenke Fungurume Project. These events entailed and continue to entail material changes and uncertainty as to the conditions of development and operation, including power supply, transportation and construction resources and government stability and thereby undermine the existing draft feasibility study and make it impossible to produce a final feasibility study. Notice was given of Force Majeure in accordance with the Company's agreements which has the effect of adjusting all time periods and dates under these agreements by taking into account the extension and delay arising out of these events of Force Majeure. The Company is required to make certain payments in respect of the Tenke Fungurume Project should the Company elect to put the project into production but the commitments which dictate the timing of these obligations are suspended pending conditions of Force Majeure.

Batidero Property

On May 21, 2002, the Company signed a Letter of Intent with TNR Resources Ltd. ("TNR") to earn a 75% interest in the Batidero property, by spending CDN$1.5 million over a four-year period, and the issuance of a maximum of 100,000 shares to TNR. This transaction is subject to regulatory approval. The Batidero property is a highly prospective gold exploration target in Argentina adjoining the Vicuña property which the Company already holds.

TENKE MINING CORP.
CONSOLIDATED BALANCE SHEETS
(in US Dollars)

		March 31, 2002 (Unaudited)		December 31, 2001 (Audited)
ASSETS				
Current assets				
Cash	$	390,077	$	354,277
Accounts receivable		33,122		40,211
Supplies inventory		65,934		65,934
Prepaid expenses		159,4[illegible]		169,996
Due from related parties		[illegible]		
		65[illegible]		630,418
Mineral properties and related expenditures		200,668,257		200,811,863
Fixed assets, net		540,798		575,573
		201,209,055		201,387,436
	$	201,859,120	$	202,017,854
LIABILITIES				
Current liabilities				
Accounts payable and accrued liabilities	$	207,215	$	216,487
Due to related parties		352,063		333,086
		559,278		549,573
SHAREHOLDERS' EQUITY				
Share capital				
Authorized -				
Unlimited common shares without par value				
Issued and outstanding -				
31,233,828 shares		233,218,039		233,218,039
Deficit		(31,918,197)		(31,749,758)
		201,299,842		201,468,281
	$	201,859,120	$	202,017,854

Approved by the Board:

"Lukas H. Lundin"
Director

"William A. Rand"
Director

TENKE MINING CORP.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(In US Dollars)
(Unaudited)

	Three months ended March 31, 2002	Three months ended March 31, 2001
General and Administration Expenses		
Foreign exchange (gain) loss	(81)	7,675
General exploration and project investigation	20,257	24,477
Interest and bank charges	1,774	1,006
Management fees	22,580	23,568
Office and general	2,256	445
Professional fees	40,750	29,067
Promotion and public relations	11,709	9,049
Stock exchange and filing fees	40,466	39,515
Telephone and facsimile	483	157
Transfer agent and shareholder information	1,489	3,862
Travel	1,567	373
Wages and benefits	14,065	1,992
	157,315	141,186
Other (income) expenses		
Interest income	(599)	(4,614)
Write-off of mineral property interests	11,723	-
Net loss for the period	168,439	136,572
Deficit, beginning of the period	31,749,758	27,875,575
Deficit, end of the period	$ 31,918,197	$ 28,012,147
Basic and diluted loss per common share	$ 0.01	$ 0.01
Weighted average number of shares	31,233,828	28,593,828

TENKE MINING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in US Dollars)
(Unaudited)

	Three months ended March 31, 2002	Three months ended March 31, 2001
Cash flows (for) operating activities		
Net loss for the period	$ (168,439)	$ (136,572)
Item not affecting cash		
Write-off of mineral property interests	11,723	-
	(156,716)	(136,572)
Net changes in non-cash working capital items		
Accounts receivable and other current assets	16,153	21,191
Accounts payable and accrued liabilities	(9,272)	17,708
	(149,835)	(97,673)
Cash flows (for) investing activities		
Mineral properties and related expenditures	(375,807)	(1,118,920)
Purchase of capital assets	(5,535)	(24,804)
	(381,342)	(1,143,724)
Cash flows from financing activities		
Due to related parties	18,977	2,957
Option payments received	548,000	876,746
	566,977	879,703
Increase (decrease) in cash	35,800	(361,694)
Cash, beginning of the period	354,277	903,245
Cash, end of the period	$ 390,077	$ 541,551

TENKE MINING CORP.
CONSOLIDATED SCHEDULES OF MINERAL PROPERTIES
AND RELATED EXPENDITURES
(in US Dollars)
(Unaudited)

	Three months ended March 31, 2002	Three months ended March 31, 2001
Tenke Fungurume Property (Congo)		
Care and maintenance	$ 404,394	$ 358,811
Option payments received	(548,000)	(394,000)
Incurred during the year	(143,606)	(35,189)
Balance - beginning of the year	200,811,863	200,689,827
Balance - end of the period	200,668,257	200,654,638
Vicuna Property (Argentine/Chile)		
Acquisition and claims maintenance		104,727
Communication	-	7,350
Drilling, excavation and related costs		311,050
Office and general		40,365
Professional fees	1,442	21,838
Program management and consultants	-	59,568
Sampling and testing		34,242
Technical and field staff	10,281	82,712
Transport and travel	-	50,834
Value added taxes	-	75,059
	11,723	787,745
Option payments received		(470,746)
Incurred during the year	11,723	316,999
Balance - beginning of the year	-	2,468,888
	11,723	2,785,887
Write-off of mineral property interests	(11,723)	-
Balance - end of the period	-	2,785,887
Lirio Property (Argentina)		
Acquisition and claims maintenance		12,000
Option payments received		(12,000)
Incurred during the year	-	-
Balance - beginning of the year		115,371
	-	115,371
Write-off of mineral property interests	-	-
Balance - end of the period	-	115,371
Total	$ 200,668,257	$ 203,555,896

TENKE MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2002
(Unaudited)

1. Significant Accounting Policies

The consolidated financial statements of Tenke Mining Corp. (the "Company") are prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies and methods of application as those disclosed in Note 2 to the Company's consolidated financial statements for the year ended December 31, 2001.

These interim consolidated financial statements do not contain all of the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the consolidated financial statements included in the Company's 2001 Annual Report.

2. Subsequent Events

Subsequent to March 31, 2002, the Company:

(a) completed a private placement of 3,800,000 common shares at CDN $0.40 per share for gross proceeds of CDN $1,520,000.

(b) signed a Letter of Intent with TNR Resources Ltd. ("TNR") to earn a 75% interest in the Batidero property, by spending CDN$1.5 million over a four-year period, and the issuance of a maximum of 100,000 shares to TNR. This transaction is subject to regulatory approval. The Batidero property is a gold exploration target located in Argentina.

TENKE MINING CORP.
CORPORATE DIRECTORY
MARCH 31, 2002

OFFICERS
Adolf H. Lundin,
Chairman, President/Chief Executive Officer
Paul Conibear,
Chief Operating Officer
Sandy Kansky,
Corporate Secretary
Wanda Lee,
Controller/Treasurer

DIRECTORS
Adolf H. Lundin
* John H. Craig
Lukas H. Lundin
* William A. Rand
* Paul Conibear

* Audit Committee

AUDITORS
PricewaterhouseCoopers LLP
Vancouver, British Columbia, Canada

BANKERS
Canadian Imperial Bank of Commerce
Vancouver, British Columbia, Canada

UBS
Geneva, Switzerland

CHAIRMAN'S OFFICE
6 Rue de Rive
Geneva, Switzerland
CH-1211
Telephone: (41-22) 319 6600
Fax: (41-22) 319 6666

CORPORATE OFFICE
Suite 1320 - 885 West Georgia Street
Vancouver, British Columbia
Canada V6C 3E8
Telephone: (604) 689-7842
Fax: (604) 689-4250

SOLICITORS
Cassels, Brock & Blackwell
Toronto, Ontario
Canada

McCullough O'Connor Irwin
Vancouver, British Columbia
Canada

SHARE CAPITAL
Authorized: Unlimited number of common shares
Issued and Outstanding: 31,233,828 shares

REGISTRAR AND TRANSFER AGENT
Computershare Trust Company of Canada
Vancouver, British Columbia and
Toronto, Ontario
Canada

SHARE LISTING
Toronto Stock Exchange
Tenke Mining Corp. (TNK)
Cusip: 879944 20 5